Oppenheimer Money Market Fund, Inc.
Oppenheimer Annual Report December 31, 1993


[LOGO]


"Life is full of surprises. I need to know if I can rely on our investment money when I need it.

"With this Fund, I've earned income while having access to my investment."

[GRAPHIC]

                         ------------------------------------------------------
                         FUND FACTS

- -------------------------------------------------------------------------------
                              Six Facts Every Shareholder Should Know About Oppenheimer Money Market Fund, Inc.

                         ------------------------------------------------------
                         1 The Fund seeks current income that is consistent with stability of principal. It invests in a diversified portfolio of short-term money market securities.

                         ------------------------------------------------------
                         2    Compounded annualized yield for the twelve months
In this report:               ended December 31, 1993 was 2.71%. The
                              corresponding yield without compounding was 2.68%.
Answers to three         ------------------------------------------------------
timely questions you     3    Dividends paid per share for the past twelve
should ask your               months totaled $0.03.
Fund's managers.         ------------------------------------------------------
                         4    The Fund's seven-day annualized yield as of
/ /With interest              December 31, 1993 was 2.65% with compounding, and
rates at low levels,          2.62% without compounding.
how has the Fund         ------------------------------------------------------
maintained an            5    The Fund seeks to maintain a constant $1.00 per
attractive yield?             share net asset value through an investment
                              strategy that emphasizes careful analysis and
/ /What is the outlook        diversification to preserve capital. Taking a
for money market rates        conservative approach to credit quality, the Fund
in 1994?                      invests only in highly-rated short-term
                              investments. Portfolio allocation on 12/31/93
/ /Which sectors of the       was: (1)
money market securities
market has the Fund           SHORT-TERM NOTES 78.0%
emphasized during the         DIRECT BANK OBLIGATIONS 8.9%
past year and why?            U.S. GOVERNMENT SECURITIES 8.6%    [graphic]
                              CERTIFICATES OF DEPOSIT 4.1%
                              REPURCHASE AGREEMENTS 0.4%
                         ------------------------------------------------------
                         6    "During a year in which short-term interest rates
                              were essentially flat, we took several steps to maintain and enhance the Fund's yield. While investing only in high quality securities, we purchased largely in the corporate market, which offered the most attractive yields. Additionally, approximately 29% of the Fund's assets were in floating rate instruments, which provided additional income to the Fund when their coupon was adjusted as interest rates moved up slightly during October."

                                PORTFOLIO MANAGER, CAROL WOLF, DECEMBER 31, 1993

                              (1) The Fund's portfolio is subject to change. Past performance does not guarantee future results.

                              2    Oppenheimer Money Market Fund, Inc.

                         ------------------------------------------------------
                         REPORT TO SHAREHOLDERS

- -------------------------------------------------------------------------------
                         Oppenheimer Money Market Fund provided shareholders with competitive yields during the twelve months ended December 31, 1993. The Fund's compounded annualized yield for the twelve months ended December 31, 1993 was 2.71%. Without compounding, the corresponding yield was 2.68%.

                                        The Fund's seven-day annualized yields
                         were 2.65% with compounding, and 2.62% without compounding as of December 31, 1993.

                                        The Fund is managed to seek current
                         income consistent with the preservation of capital. It invests in high quality, short-term money market securities.

- ---------------------                   During the past year, the market for
HIGH QUALITY,            money market securities was characterized by stable
DIVERSIFIED PORTFOLIO    short-term interest rates. With the economy sluggish
                         throughout most of the year, interest rates remained
The Fund's top 5         low, which made it attractive for companies to issue
holdings as of           long-term debt. Therefore, the supply of short-term
12/31/93 were            money market securities was lower than usual. Inflation
short-term notes         remained under control which led to a neutral stance by
of:                      the Federal Reserve regarding interest rate
- ---------------------    adjustments. The net result is that current short-term
                         interest rates are at essentially the same level as at
SMALL BUSINESS           the beginning of 1993.
ADMINISTRATION
- ---------------------                   The Fund continues to invest all of its
                         assets in high quality money market instruments. The
SUN LIFE INSURANCE CO.   Fund's portfolio is currently concentrated in the
                         corporate sector of the market to gain additional
- ---------------------    yield. Within this area, a portion of holdings are
                         invested in floating rate instruments, which have
COUNTRYWIDE FUNDING      yields tied to various indices, such as the prime rate
CORP.                    or U.S. Treasury bill rate. The Fund received higher
- ---------------------    yields from these securities when short-term interest
                         rates increased in October.
AMERICAN BRANDS, INC.
- ---------------------                   In selecting money market securities,
                         the Fund's managers diversify the portfolio's holdings
BEAR STEARNS             by market sector and issuer. Each security is carefully
                         analyzed to ensure that it meets the high quality standards of the Fund and can provide a competitive return. Recently, securities of several select Japanese banks were added to the Fund.

                                        Going forward, the Fund will continue to
                         seek attractive yield opportunities, while closely monitoring economic factors in order to anticipate interest rate movements. Although we do not believe that short-term interest rates will increase dramatically in 1994, we intend to adjust the average maturity of our holdings to take advantage of new opportunities if rates rise slightly later in the year.

                                        We appreciate your confidence in the
                         Fund's management. We will continue to do our best to help you reach your investment goals.

                                                             "THE FUND'S
                                                              PORTFOLIO IS
                                                              CURRENTLY
                                                              CONCENTRATED IN
                                                              THE CORPORATE
                                                              SECTOR OF THE
                                                              MARKET TO GAIN
                                                              ADDITIONAL YIELD."


                         /s/ Donald W. Spiro

                         Donald W. Spiro
                         President
                         Oppenheimer Money Market Fund, Inc.
                         January 21, 1994

3   Oppenheimer Money Market Fund, Inc.


                              --------------------------------------------------
                              STATEMENT OF INVESTMENTS  December 31, 1993

                                                                                                          FACE        MARKET VALUE
                                                                                                          AMOUNT      SEE NOTE 1
- ------------------------------------------------------------------------------------------------------------------------------------
REPURCHASE AGREEMENTS-0.4%
- ------------------------------------------------------------------------------------------------------------------------------------
                             Repurchase agreement with J.P. Morgan Securities, Inc.,
                             3.23%, dated 12/31/93 and maturing 1/3/94, collateralized by Federal
                             National Mortgage Assn. Participation Certificates, 5.50%, 12/1/08,
                             with a value of $2,562,499 (Cost $2,500,000)                                 $ 2,500,000  $  2,500,000
- ------------------------------------------------------------------------------------------------------------------------------------
CERTIFICATES OF DEPOSIT-4.1%
- ------------------------------------------------------------------------------------------------------------------------------------
                             Banque Nationale de Paris, 3.34%-3.43%, 1/28/94-4/28/94                       10,000,000     9,999,466
                             ------------------------------------------------------------------------------------------------------
                             Mitsubishi Bank Ltd., 3.30%-3.46%, 3/31/94-6/22/94                            10,000,000    10,000,319
                             ------------------------------------------------------------------------------------------------------
                             Sanwa Bank Ltd., 3.41%, 2/2/94                                                 5,000,000     4,999,866
                                                                                                                       ------------
                             Total Certificates of Deposit (Cost $24,999,651)                                            24,999,651

- ------------------------------------------------------------------------------------------------------------------------------------
DIRECT BANK OBLIGATIONS-8.9%
- ------------------------------------------------------------------------------------------------------------------------------------
                             Abbey National PLC, guaranteeing commercial paper of:
                             Abbey National North America Corp., 3.22%-3.37%, 3/18/94-4/26/94              22,500,000    22,327,054
                             ------------------------------------------------------------------------------------------------------
                             ABN Amro Bank NV, guaranteeing commercial paper of:
                             ABN AMRO Bank Canada, 3.26%-3.30%, 2/16/94-3/17/94                            12,000,000    11,946,061
                             ------------------------------------------------------------------------------------------------------
                             Canadian Imperial Bank of Commerce, guaranteeing commercial paper of:
                             Canadian Imperial Holdings, Inc., 3.25%-3.27%, 1/26/94-1/28/94                10,000,000     9,976,458
                             ------------------------------------------------------------------------------------------------------
                             Societe Generale, guaranteeing commercial paper of:
                             Societe Generale North America, Inc., 3.33%, 1/12/94                           4,250,000     4,245,676
                             ------------------------------------------------------------------------------------------------------
                             Toronto-Dominion Bank, guaranteeing commercial paper of:
                             Toronto-Dominion Holdings, Inc., 3.30%, 4/11/94                                6,000,000     5,945,000
                                                                                                                       ------------
                             Total Direct Bank Obligations (Cost $54,440,249)                                            54,440,249

- ------------------------------------------------------------------------------------------------------------------------------------
SHORT-TERM NOTES-78.2%
- ------------------------------------------------------------------------------------------------------------------------------------
ASSET-BACKED-9.3%            Beta Finance, Inc., 3.32%, 1/31/94(3)                                          9,000,000     8,975,100
                             ------------------------------------------------------------------------------------------------------
                             CIESCO L.P., 3.25%-3.35%, 2/2/94-2/3/94                                        8,400,000     8,374,985
                             ------------------------------------------------------------------------------------------------------
                             Cooperative Association of Tractor Dealers, Inc., 3.27%-3.40%, 1/7/94-3/4/94   8,800,000     8,770,527
                             ------------------------------------------------------------------------------------------------------
                             Corporate Asset Funding Co., Inc., 3.15%-3.27%, 1/18/94-3/3/94                10,000,000     9,964,859
                             ------------------------------------------------------------------------------------------------------
                             CXC, Inc., 3.40%, 1/21/94                                                     11,000,000    10,979,222
                             ------------------------------------------------------------------------------------------------------
                             Preferred Receivables Funding Corp., 3.35%, 1/20/94                            5,000,000     4,991,160
                             ------------------------------------------------------------------------------------------------------
                             SMM Trust 1993-A, 3.3625%, 3/18/94(3)                                          5,000,000     4,999,864
                                                                                                                       ------------
                                                                                                                         57,055,717

- ------------------------------------------------------------------------------------------------------------------------------------
BANKS-0.8%                   Bankers Trust New York Corp., 3.36%, 2/11/94                                   5,000,000     4,980,867
- ------------------------------------------------------------------------------------------------------------------------------------
BROKER/DEALERS-19.5%         Bear Stearns Cos., Inc.:
                             3.37%-3.6875%, 1/3/94-1/4/94(1)                                               10,000,000    10,000,000
                             3.25%-3.44%, 3/23/94-5/16/94                                                  16,000,000    15,854,417
                             ------------------------------------------------------------------------------------------------------
                             Goldman Sachs Group L.P.:
                             3.50%-3.60%, 1/18/94-2/1/94(3)(4)                                             10,000,000    10,000,000
                             3.35%, 2/1/94                                                                 10,000,000     9,971,583
                             3.25%, 3/21/94(1)(2)(3)(4)                                                     5,000,000     5,000,000

                             4    Oppenheimer Money Market Fund, Inc.

                             ---------------------------------------------------
                                                                                                          FACE        MARKET VALUE
                                                                                                          AMOUNT      SEE NOTE 1
- ------------------------------------------------------------------------------------------------------------------------------------

BROKER/DEALERS               Lehman Brothers Holdings, Inc.:
(CONTINUED)                  3.375%, 1/3/94(1)                                                            $ 5,000,000  $  5,000,000
                             3.40%, 1/14/94                                                                 5,000,000     4,993,861
                             ------------------------------------------------------------------------------------------------------
                             Merrill Lynch & Co., Inc.:
                             3.045%, 1/3/94(1)                                                             10,000,000     9,999,541
                             3.25%-3.28%, 2/14/94-4/18/94                                                  10,000,000     9,931,657
                             ------------------------------------------------------------------------------------------------------
                             Morgan Stanley Group, Inc., 2.82%, 1/3/94(1)                                  16,900,000    16,900,000
                             ------------------------------------------------------------------------------------------------------
                             Shearson Lehman Brothers Holdings, Inc.:
                             3.57%, 1/4/94(1)                                                               5,000,000     5,000,000
                             3.5781%, 1/7/94                                                               16,000,000    16,000,000
                                                                                                                       ------------
                                                                                                                        118,651,059

                             ------------------------------------------------------------------------------------------------------
BUILDING MATERIALS GROUP     Compagnie de Saint-Gobain SA, 3.28%, 5/19/94                                  10,000,000     9,874,266
- -1.6
- ------------------------------------------------------------------------------------------------------------------------------------
COMMERCIAL FINANCE-3.8%      CIT Group Holdings, Inc., 3.5915%, 5/9/94(1)(2)                               10,000,000    10,000,000
                             ------------------------------------------------------------------------------------------------------
                             Heller Financial, Inc., 3.6897%, 5/18/94(1)(2)                                13,000,000    13,000,000
                                                                                                                       ------------
                                                                                                                         23,000,000

- ------------------------------------------------------------------------------------------------------------------------------------
CONGLOMERATES-2.3%           Mitsubishi International Corp., 3.27%-3.35%, 1/21/94-4/20/94                  14,000,000    13,945,510
- ------------------------------------------------------------------------------------------------------------------------------------
CONSUMER FINANCE-0.4%        Norwest Financial, Inc., 8.25%, 2/1/94                                         2,500,000     2,510,011
- ------------------------------------------------------------------------------------------------------------------------------------
CONSUMER NON-CYCLICALS-4.4%  American Brands, Inc., 3.27%-3.43%, 1/10/94-5/2/94                            27,000,000    26,867,555
- ------------------------------------------------------------------------------------------------------------------------------------
DIVERSIFIED FINANCE-8.9%     General Electric Capital Corp., 3.30%-3.40%, 4/18/94-4/26/94                  14,043,000    13,899,894
                             ------------------------------------------------------------------------------------------------------
                             Household Finance Corp., 3.41%-3.45%, 1/3/94-1/5/94(1)                        22,000,000    22,000,000
                             ------------------------------------------------------------------------------------------------------
                             Transamerica Finance Corp., 3.30%-3.35%, 2/4/94-4/14/94                       18,444,000    18,357,240
                                                                                                                       ------------
                                                                                                                         54,257,134

- ------------------------------------------------------------------------------------------------------------------------------------
FINANCIAL SERVICES:          Countrywide Funding Corp., 3.30%-3.40%, 1/7/94-4/6/94                         30,000,000    29,912,362
                             ------------------------------------------------------------------------------------------------------
MISCELLANEOUS-9.0%           Fleet Mortgage Group, Inc., 3.44%-3.45%, 1/13/94-1/14/94                      25,000,000    24,970,328
                                                                                                                       ------------
                                                                                                                         54,882,690

- ------------------------------------------------------------------------------------------------------------------------------------
FOREIGN GOVERNMENT           Finnish Export Credit Ltd., supported by the Republic of Finland,
OBLIGATIONS-1.6%             3.27%, 2/18/94                                                                 5,000,000     4,978,200
                             ------------------------------------------------------------------------------------------------------
                             New South Wales Treasury Corp., supported by the Commonwealth of
                             Australia, State of New South Wales, 3.35%, 1/24/94                            5,000,000     4,989,299
                                                                                                                       ------------
                                                                                                                          9,967,499

- ------------------------------------------------------------------------------------------------------------------------------------
INDUSTRIAL-2.2%              Atlas Copco AB, 3.40%, 1/28/94                                                 3,000,000     2,992,350
                             ------------------------------------------------------------------------------------------------------
                             BICC Cables Corp., guaranteed by BICC PLC, 3.37%-3.50%, 1/14/94-1/21/94       10,500,000    10,483,549
                                                                                                                       ------------
                                                                                                                         13,475,899

- ------------------------------------------------------------------------------------------------------------------------------------
INSURANCE-4.9%               Sun Life Insurance Co., 3.7125%, 1/10/94(1)(2)                                30,000,000    30,000,000
- ------------------------------------------------------------------------------------------------------------------------------------
LUBRICANTS AND FUELS-2.9%    Burmah Castrol Finance PLC, guaranteed by Burmah
                             Castrol PLC, 3.30%-3.40%, 1/19/94-1/26/94(3)                                  17,500,000    17,464,702

                             5    Oppenheimer Money Market Fund, Inc.

                             ---------------------------------------------------
                             STATEMENT OF INVESTMENTS (Continued)
                                                                                                          FACE        MARKET VALUE
                                                                                                          AMOUNT      SEE NOTE 1
- ------------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------------
MUNICIPAL-2.1%               Carilion Services, Inc., guaranteed by MBIA, 3.45%, 1/31/94                  $ 5,000,000  $  5,000,000
                             ------------------------------------------------------------------------------------------------------
                             North Slope Borough Alaska, 4.35%, 6/30/94                                     8,000,000     8,000,000
                                                                                                                       ------------
                                                                                                                         13,000,000

- ------------------------------------------------------------------------------------------------------------------------------------
OIL: INTEGRATED DOMESTIC     Koch Industries, 3.30%, 1/3/94(3)                                             10,000,000     9,998,167
- -1.6%
- ------------------------------------------------------------------------------------------------------------------------------------
OIL: INTEGRATED              Petrofina (DE), Inc., 3.30%, 4/20/94                                           5,000,000     4,950,042
INTERNATIONAL-1.6%           ------------------------------------------------------------------------------------------------------
                             Statoil, guaranteed by Den Norske Stats Oljeselskap AS, 3.55%, 1/3/94          5,000,000     4,999,014
                                                                                                                       ------------
                                                                                                                          9,949,056

- ------------------------------------------------------------------------------------------------------------------------------------
SAVINGS AND LOANS/           Household Bank, 3.45%, 1/14/94                                                 3,000,000     3,000,000
HOLDING COMPANIES-0.5%
- ------------------------------------------------------------------------------------------------------------------------------------
TELECOMMUNICATIONS-0.8%      NYNEX Corp., 3.40%, 3/28/94                                                    5,000,000     4,959,389
                                                                                                                       ------------
                             Total Short-Term Notes (Cost $477,839,521)                                                 477,839,521

- ------------------------------------------------------------------------------------------------------------------------------------
SHORT-TERM U.S. GOVERNMENT OBLIGATIONS-8.6%
- ------------------------------------------------------------------------------------------------------------------------------------
                             Export-Import Bank, 4.25%, 1/4/94(1)(3)                                        1,715,868     1,732,546
                             ------------------------------------------------------------------------------------------------------
                             Small Business Administration, 4.50%-7.625%, 1/1/94(1)                        47,524,711    50,706,759
                                                                                                                       ------------
                             Total Short-Term U.S. Government Obligations (Cost $52,439,305)                             52,439,305

- ------------------------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS, AT VALUE (COST $612,218,726)                                                                 100.2%  612,218,726
- ------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES IN EXCESS OF OTHER ASSETS                                                                             (.2)     (941,301)
                                                                                                          -----------  ------------
NET ASSETS                                                                                                      100.0% $611,277,425
                                                                                                          -----------  ------------
                                                                                                          -----------  ------------

                                                                   Short-term notes and direct bank obligations are
                                                                   generally traded on a discount basis; the interest
                                                                   rate is the discount rate received by the Fund at
                                                                   the time of purchase. Other securities normally
                                                                   bear interest at the rates shown.
                                                                   (1) Variable rate security. The interest rate,
                                                                   which is based on specific, or an index of, market
                                                                   interest rates, is subject to change periodically
                                                                   and is the effective rate on December 31, 1993.
                                                                   (2) Put obligation redeemable at full face value on
                                                                   the date reported.
                                                                   (3) Security purchased in private placement
                                                                   transaction, without registration under the
                                                                   Securities Act of 1933 (the Act). The securities
                                                                   were acquired between June 11, 1993 and December
                                                                   31, 1993, are carried at amortized cost, and amount
                                                                   to $58,170,379, or 9.5% of the Fund's net assets.
                                                                   (4) In addition to being restricted, the security
                                                                   is considered illiquid by virtue of the absence of
                                                                   a readily available market or because of legal or
                                                                   contractual restrictions on resale. Illiquid
                                                                   securities amount to $15,000,000, or 2.5% of the
                                                                   Fund's net assets, at December 31, 1993. The Fund
                                                                   may not invest more than 10% of its net assets
                                                                   (determined at the time of purchase) in illiquid
                                                                   securities.
                                                                   See accompanying Notes to Financial Statements.

                             6    Oppenheimer Money Market Fund, Inc.

                             ------------------------------------------------------
                             STATEMENT OF ASSETS AND LIABILITIES  December 31, 1993

- -------------------------------------------------------------------------------------------------------------------------------
ASSETS                       Investments, at value (cost $612,218,726)-see accompanying statement                  $612,218,726
                             --------------------------------------------------------------------------------------------------
                             Cash                                                                                     3,726,921
                             --------------------------------------------------------------------------------------------------
                             Receivables:
                             Shares of capital stock sold                                                            11,321,107
                             Interest and principal paydowns                                                          3,145,128
                             --------------------------------------------------------------------------------------------------
                             Other                                                                                       88,500
                                                                                                                   ------------
                             Total assets                                                                           630,500,382

- -------------------------------------------------------------------------------------------------------------------------------
LIABILITIES                  Payables and other liabilities:
                             Shares of capital stock redeemed                                                        18,735,973
                             Dividends                                                                                   85,390
                             Other                                                                                      401,594
                                                                                                                   ------------
                             Total liabilities                                                                       19,222,957

- -------------------------------------------------------------------------------------------------------------------------------
NET ASSETS                                                                                                         $611,277,425
                                                                                                                   ------------

- -------------------------------------------------------------------------------------------------------------------------------
COMPOSITION OF               Par value of shares of capital stock                                                  $ 61,127,692
                             --------------------------------------------------------------------------------------------------
NET ASSETS                   Additional paid-in capital                                                             550,149,223
                             --------------------------------------------------------------------------------------------------
                             Accumulated net realized gain from investment transactions                                     510
                                                                                                                   ------------
                             Net assets-applicable to 611,276,915 shares of capital stock outstanding              $611,277,425
                                                                                                                   ------------
                                                                                                                   ------------
- -------------------------------------------------------------------------------------------------------------------------------
NET ASSET VALUE, REDEMPTION PRICE AND OFFERING PRICE PER SHARE                                                            $1.00

                             See accompanying Notes to Financial Statements.


                             7    Oppenheimer Money Market Fund, Inc.

                             -------------------------------------------------------------
                             STATEMENT OF OPERATIONS  For the Year Ended December 31, 1993
- ------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME            Interest                                                                              $22,991,792

- ------------------------------------------------------------------------------------------------------------------------------
EXPENSES                     Management fees--Note 3                                                                  2,901,415
                             -------------------------------------------------------------------------------------------------
                             Transfer and shareholder servicing agent fees--Note 3                                    2,069,285
                             -------------------------------------------------------------------------------------------------
                             Shareholder reports                                                                       380,022
                             -------------------------------------------------------------------------------------------------
                             Custodian fees and expenses                                                               111,241
                             -------------------------------------------------------------------------------------------------
                             Directors' fees and expenses                                                               82,472
                             -------------------------------------------------------------------------------------------------
                             Registration and filing fees                                                               71,315
                             -------------------------------------------------------------------------------------------------
                             Legal and auditing fees                                                                    35,473
                             -------------------------------------------------------------------------------------------------
                             Other                                                                                      19,503
                                                                                                                   -----------
                             Total expenses                                                                          5,670,726

- ------------------------------------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME                                                                                               17,321,066

- ------------------------------------------------------------------------------------------------------------------------------
NET REALIZED GAIN ON INVESTMENTS                                                                                       211,020

- ------------------------------------------------------------------------------------------------------------------------------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                                                               $17,532,086
                                                                                                                   -----------
                                                                                                                   -----------

                             See accompanying Notes to Financial Statements.

                             8    Oppenheimer Money Market Fund, Inc.

                            -------------------------------------------------------------
                            STATEMENT OF CHANGES IN NET ASSETS
                                                                                      YEAR ENDED DECEMBER 31,
                                                                                      -----------------------------
                                                                                      1993             1992
- -------------------------------------------------------------------------------------------------------------------
OPERATIONS                   Net investment income                                    $ 17,321,066     $ 27,762,538
                             --------------------------------------------------------------------------------------
                             Net realized gain on investments                              211,020           85,197
                                                                                      ------------     ------------
                             Net increase in net assets resulting from operations       17,532,086       27,847,735

- -------------------------------------------------------------------------------------------------------------------
DIVIDENDS AND DISTRIBUTIONS
TO SHAREHOLDERS                                                                        (17,675,610)     (27,847,735)

- -------------------------------------------------------------------------------------------------------------------
CAPITAL STOCK                Net decrease in net assets resulting from capital
TRANSACTIONS                 stock transactions                                        (80,347,909)    (207,486,933)

- -------------------------------------------------------------------------------------------------------------------
NET ASSETS                   Total decrease                                            (80,491,433)    (207,486,933)
- -------------------------------------------------------------------------------------------------------------------
                             Beginning of year                                         691,768,858      899,255,791
                                                                                      ------------     ------------
                             End of year                                              $611,277,425     $691,768,858
                                                                                      ------------     ------------
                                                                                      ------------     ------------

                             See accompanying Notes to Financial Statements.

                             9    Oppenheimer Money Market Fund, Inc.

                                        ---------------------------------------------------
                                        FINANCIAL HIGHLIGHTS

                                        YEAR ENDED DECEMBER 31,
                                        1993    1992    1991     1990      1989   1988    1987    1986     1985     1984
- --------------------------------------------------------------------------------------------------------------------------
PER SHARE OPERATING DATA:
Net asset value, beginning of year      $1.00   $1.00   $ 1.00   $ 1.00    $1.00  $1.00   $1.00   $1.00    $ 1.00   $ 1.00
- --------------------------------------------------------------------------------------------------------------------------
Income from investment operations-
net investment income and net
realized gain on investments              .03     .03      .06      .08      .08    .07     .06     .06       .07      .10
- --------------------------------------------------------------------------------------------------------------------------
Dividends and distributions
to shareholders                          (.03)   (.03)    (.06)    (.08)    (.08)  (.07)   (.06)   (.06)     (.07)    (.10)
- --------------------------------------------------------------------------------------------------------------------------
Net asset value, end of year            $1.00   $1.00   $ 1.00   $ 1.00    $1.00  $1.00   $1.00   $1.00     $1.00    $1.00
                                        -----   -----   ------   ------    -----  -----   -----   -----     -----    -----
                                        -----   -----   ------   ------    -----  -----   -----   -----     -----    -----

- --------------------------------------------------------------------------------------------------------------------------
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of year (in millions)    $611    $692     $899   $1,082     $940   $794    $718    $744      $738   $1,417
- --------------------------------------------------------------------------------------------------------------------------
Average net assets (in millions)         $653    $811   $1,003   $1,033     $873   $713    $620    $752    $1,026   $1,356
- --------------------------------------------------------------------------------------------------------------------------
Number of shares outstanding
at end of year (in millions)              611     692      899    1,082      940    794     718     744       738    1,417
- --------------------------------------------------------------------------------------------------------------------------
Ratios to average net assets:
Net investment income                    2.65%   3.42%    5.66%    7.66%    8.55%  6.98%   6.04%   6.12%     7.56%    9.85%
Expenses                                  .87%    .88%     .77%     .74%     .78%   .80%    .86%    .77%      .77%     .77%

                                 See accompanying Notes to Financial Statements.

                                 10    Oppenheimer Money Market Fund, Inc.

                         -------------------------------------------------
                         NOTES TO FINANCIAL STATEMENTS


- -------------------------------------------------------------------------------
1. SIGNIFICANT           Oppenheimer Money Market Fund, Inc. (the Fund) is
ACCOUNTING POLICIES      registered under the Investment Company Act of 1940, as
                         amended, as a diversified, open-end management
                         investment company. The Fund's investment advisor is
                         Oppenheimer Management Corporation (the Manager). The
                         following is a summary of significant accounting
                         policies consistently followed by the Fund.
                         -------------------------------------------------
                         INVESTMENT VALUATION. Portfolio securities are valued
                         on the basis of amortized cost, which approximates
                         market value.
- -------------------------------------------------------------------------------
                         REPURCHASE AGREEMENTS. The Fund requires the custodian
                         to take possession, to have legally segregated in the
                         Federal Reserve Book Entry System or to have segregated
                         within the custodian's vault, all securities held as
                         collateral for repurchase agreements. If the seller of
                         the agreement defaults and the value of the collateral
                         declines, or if the seller enters an insolvency
                         proceeding, realization of the value of the collateral
                         by the Fund may be delayed or limited.
- -------------------------------------------------------------------------------
                         FEDERAL INCOME TAXES. The Fund intends to continue to
                         comply with provisions of the Internal Revenue Code
                         applicable to regulated investment companies and to
                         distribute all of its taxable income to shareholders.
                         Therefore, no federal income tax provision is required.
- -------------------------------------------------------------------------------
                         DIRECTORS' FEES AND EXPENSES. The Fund has adopted a
                         nonfunded retirement plan for the Fund's independent
                         directors. Benefits are based on years of service and
                         fees paid to each director during the years of service.
                         During the year ended December 31, 1993, a provision of
                         $29,365 was made for the Fund's projected benefit
                         obligations, resulting in an accumulated liability of
                         $117,741 at December 31, 1993. No payments have been
                         made under the plan.
- -------------------------------------------------------------------------------
                         DISTRIBUTIONS TO SHAREHOLDERS. The Fund intends to
                         declare dividends from net investment income each
                         regular business day and pay such dividends monthly. To
                         effect its policy of maintaining a net asset value of
                         $1.00 per share, the Fund may withhold dividends or
                         make distributions of net realized gains.
- -------------------------------------------------------------------------------
                         OTHER. Investment transactions are accounted for on the
                         date the investments are purchased or sold (trade
                         date). Realized gains and losses on investments are
                         determined on an identified cost basis, which is the
                         same basis used for federal income tax purposes.
- -------------------------------------------------------------------------------

2. CAPITAL STOCK         The Fund has authorized 5,000,000,000 shares of $.10
                         par value capital stock. Transactions in shares of capital stock were as follows:


                                                                 YEAR ENDED DECEMBER 31, 1993      YEAR ENDED DECEMBER 31, 1992
                                                                 -------------------------------   -------------------------------
                                                                 SHARES           AMOUNT           SHARES           AMOUNT
                          --------------------------------------------------------------------------------------------------------
                          Sold                                    1,042,487,698   $1,042,487,698    1,079,564,530   $1,079,564,530
                          Dividends and distributions reinvested     16,858,588       16,858,588       26,411,623       26,411,623
                          Redeemed                               (1,139,694,195)  (1,139,694,195)  (1,313,463,086)  (1,313,463,086)
                                                                  -------------   --------------    -------------   --------------
                          Net decrease                              (80,347,909)  $  (80,347,909)    (207,486,933)  $ (207,486,933)
                                                                  -------------   --------------    -------------   --------------
                                                                  -------------   -------------     -------------   --------------
- ----------------------------------------------------------------------------------------------------------------------------------

3. MANAGEMENT FEES        Management fees paid to the Manager were in accordance
   AND OTHER TRANSACTIONS with the investment advisory agreement with the Fund
   WITH AFFILIATES        which provides for an annual fee of .45% on the first
                          $500 million of net assets with a reduction of .025% on each $500 million thereafter, to .375% on net assets in excess of $1.5 billion. The Manager has agreed to reimburse the Fund if aggregate expenses
                          (with specified exceptions) exceed the lesser of 1% of average annual net assets of the Fund or 25% of the total annual investment income of the Fund.

                                        Oppenheimer Shareholder Services (OSS),
                          a division of the Manager, is the transfer and shareholder servicing agent for the Fund, and for other registered investment companies. OSS's total costs of providing such services are allocated ratably to these companies.

                          11    Oppenheimer Money Market Fund, Inc.

                          -----------------------------------------------------
                          INDEPENDENT AUDITORS' REPORT




- -------------------------------------------------------------------------------

                          The Board of Directors and Shareholders of Oppenheimer Money Market Fund, Inc.:

                          We have audited the accompanying statements of investments and assets and liabilities of Oppenheimer Money Market Fund, Inc. as of December 31, 1993, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the ten-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.
                                        We conducted our audits in accordance
                          with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 1993, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
                                        In our opinion, the financial statements
                          and financial highlights referred to above present fairly, in all material respects, the financial position of Oppenheimer Money Market Fund, Inc. as of December 31, 1993, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the ten-year period then ended, in conformity with generally accepted accounting principles.

                          KPMG PEAT MARWICK

                          Denver, Colorado
                          January 21, 1994



                          12    Oppenheimer Money Market Fund, Inc.

                          -----------------------------------------------------
                          FEDERAL INCOME TAX INFORMATION   (Unaudited)


- -------------------------------------------------------------------------------
                          In early 1994, shareholders will receive information regarding all dividends and distributions paid to them by the Fund during calendar year 1993. Regulations of the U.S. Treasury Department require the Fund to report this information to the Internal Revenue Service.
                                        None of the dividends paid by the Fund
                          during the fiscal year ended December 31, 1993 are eligible for the corporate dividend-received deduction.
                                        The foregoing information is presented
                          to assist shareholders in reporting distributions received from the Fund to the Internal Revenue
                          Service. Because of the complexity of the federal regulations which may affect your individual tax return and the many variations in state and local tax regulations, we recommend that you consult your tax advisor for specific guidance.


                          13    Oppenheimer Money Market Fund, Inc.


                         ----------------------------------------------------------------------------------------
                         OPPENHEIMER MONEY MARKET FUND, INC.

- -----------------------------------------------------------------------------------------------------------------
                         OFFICERS AND DIRECTORS   Leon Levy, Chairman of the Board of Directors
                                                  Leo Cherne, Director
                                                  Edmund T. Delaney, Director
                                                  Robert G. Galli, Director
                                                  Benjamin Lipstein, Director
                                                  Elizabeth B. Moynihan, Director
                                                  Kenneth A. Randall, Director
                                                  Edward V. Regan, Director
                                                  Russell S. Reynolds, Jr., Director
                                                  Sidney M. Robbins, Director
                                                  Donald W. Spiro, Director and President
                                                  Pauline Trigere, Director
                                                  Clayton K. Yeutter, Director
                                                  Carol E. Wolf, Vice President
                                                  George C. Bowen, Treasurer
                                                  Lynn M. Coluccy, Assistant Treasurer
                                                  Andrew J. Donohue, Secretary
                                                  Robert G. Zack, Assistant Secretary

                         ----------------------------------------------------------------------------------------
                         INVESTMENT ADVISOR       Oppenheimer Management Corporation

                         ----------------------------------------------------------------------------------------
                         DISTRIBUTOR              Oppenheimer Funds Distributor, Inc.

                         ----------------------------------------------------------------------------------------
                         TRANSFER AND             Oppenheimer Shareholder
                         SHAREHOLDER                         Services
                         SERVICING AGENT

                         ----------------------------------------------------------------------------------------
                         CUSTODIAN OF             Citibank, N.A.
                         PORTFOLIO SECURITIES

                         ----------------------------------------------------------------------------------------
                         INDEPENDENT AUDITORS     KPMG Peat Marwick

                         ----------------------------------------------------------------------------------------
                         LEGAL COUNSEL            Gordon Altman Butowsky Weitzen
                                                   Shalov & Wein

                         This is a copy of a report to shareholders of Oppenheimer Money Market Fund, Inc.
                         This report must be preceded or accompanied by a Prospectus of Oppenheimer Money Market
                         Fund, Inc. For material information concerning the Fund, see the Prospectus.

                         14    Oppenheimer Money Market Fund, Inc.

                         -------------------------------------------------------
                         THE FAMILY OF OPPENHEIMERFUNDS
- -------------------------------------------------------------------------------

                         OppenheimerFunds offers over 30 funds designed to fit virtually every investment goal. Whether you're investing for retirement, your children's education, or tax-free income, we have the funds to help you seek your objective.
                                        When you invest with OppenheimerFunds,
                         you can feel comfortable knowing that you are investing with a respected financial institution with over 30 years of experience in helping people just like you reach their financial goals. And you're investing with a leader in global, growth stock, and flexible fixed income investments--with over 1.7 million shareholder accounts and more than $25 billion under Oppenheimer's management and that of our affiliates.
                                        As an OppenheimerFunds shareholder, you
                         can easily exchange shares of eligible funds of the same class by mail or by telephone for a small administrative fee.(1) For more information on OppenheimerFunds, please contact your financial advisor or call us at 1-800-525-7048 for a prospectus. You may also write us at the address shown on the back cover. As always, please read the prospectus carefully before you invest.

- ----------------------------------------------------------------------------------------------------------------------
SPECIALTY STOCK FUNDS              Global Bio-Tech Fund                              Gold & Special Minerals Fund
                                   Global Environment Fund

- ----------------------------------------------------------------------------------------------------------------------
STOCK FUNDS                        Discovery Fund                                    Global Fund
                                   Time Fund                                         Oppenheimer Fund
                                   Target Fund                                       Value Stock Fund
                                   Special Fund

- ----------------------------------------------------------------------------------------------------------------------
STOCK AND BOND FUNDS               Main Street Income & Growth Fund                  Equity Income Fund
                                   Total Return Fund                                 Asset Allocation Fund
                                   Global Growth & Income Fund

- ----------------------------------------------------------------------------------------------------------------------
BOND FUNDS                         High Yield Fund                                   Strategic Short-Term Income Fund
                                   Champion High Yield Fund                          Investment Grade Bond Fund
                                   Strategic Income & Growth Fund                    Mortgage Income Fund (3)
                                   Strategic Income Fund                             U.S. Government Trust
                                   Strategic Diversified Income Fund                 Government Securities Fund
                                   Strategic Investment Grade Bond Fund

- ----------------------------------------------------------------------------------------------------------------------
TAX-EXEMPT FUNDS                   New York Tax-Exempt Fund(2)                       Tax-Free Bond Fund
                                   California Tax-Exempt Fund(2)                     Insured Tax-Exempt Bond Fund
                                   Pennsylvania Tax-Exempt Fund(2)                   Intermediate Tax-Exempt Bond Fund
                                   Florida Tax-Exempt Fund(2)

- ----------------------------------------------------------------------------------------------------------------------
MONEY MARKET FUNDS                 Money Market Fund                                 Tax-Exempt Cash Reserves
                                   Cash Reserves

- ----------------------------------------------------------------------------------------------------------------------

                                                               1. The fee is waived for PhoneLink exchanges
                                                               between existing accounts. Exchange
                                                               privileges are subject to change or
                                                               termination.
                                                               2. Available only to residents of those
                                                               states.
                                                               3. Formerly GNMA Fund.
                                                               OppenheimerFunds are distributed by
                                                               Oppenheimer Funds Distributor, Inc., Two
                                                               World Trade Center, New York, NY 10048-0203.
                                                               Copyright 1994 Oppenheimer Management
                                                               Corporation. All rights reserved.

                                   15    Oppenheimer Money Market Fund, Inc.

               "How may I help you?"

GENERAL INFORMATION
1-800-525-7048
Talk to a Customer Service Representative.
Monday through Friday from
8:30 a.m. to 8:00 p.m., and
Saturday from 10:00 a.m.
to 2:00 p.m. ET.

TELEPHONE TRANSACTIONS
1-800-852-8457
Make account transactions with a
Customer Service Representative.
Monday through Friday from
8:30 a.m. to 8:00 p.m. ET.

PHONELINK
1-800-533-3310
Get automated information or
make automated transactions.
24 hours a day, 7 days a week.

TELECOMMUNICATION
DEVICE FOR THE DEAF
1-800-843-4461
Service for the hearing impaired.
Monday through Friday from
8:30 a.m. to 8:00 p.m. ET.

OPPENHEIMERFUNDS INFORMATION HOTLINE
1-800-835-3104
Hear timely and insightful
messages on the economy and
issues that affect your finances.
24 hours a day, 7 days a week.


"Just as OppenheimerFunds offers over 30 different funds designed to help meet virtually every investment need, Oppenheimer Shareholder Services offers a variety of services to satisfy your individual needs. Whenever you require help, we're only a toll-free phone call away.
               "For personalized assistance and account information, call our General Information number to speak with our knowledgeable Customer Service Representatives.
               "We also make it easy for you
to redeem shares, exchange shares, or conduct               [PICTURE]
AccountLink transactions, simply by calling our Telephone Transactions number.
               "And for added convenience, OppenheimerFunds' PhoneLink, an automated voice response system, is available 24 hours a day, 7 days a week. PhoneLink gives you access to variety of fund, account, and market information. You can even make purchases, exchanges and redemptions using your touch-tone

  [PICTURE]     phone. Of course, PhoneLink will always give you the option to speak with a Customer Service Representative during regular business hours.
               "When you invest in OppenheimerFunds, you know you'll receive a high level of customer service. The International Customer Service Association knows it, too, as it recently awarded Oppenheimer Shareholder Services a 1993 Award of Excellence for consistently demonstrating superior customer service.
               "Whatever your needs, we're ready to assist you."

                                                            Bulk Rate
                                                            U.S. Postage
                                                            PAID
                                                            Permit No. 377
                                                            Hackensack, NJ

[LOGO]

Oppenheimer Funds Distributor, Inc.
P.O. Box 5270
Denver, CO 80217-5270